SEC File Number
000-27441
333-39178
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
XM Satellite Radio Holdings Inc., XM Satellite Radio Inc.

Full Name of Registrant

Former Name if Applicable
1500 Eckington Place, NE

Address of Principal Executive Office (Street and Number)
Washington, DC 20002-2194

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
XM Satellite Radio Holdings Inc. (“XM Holdings”) and its wholly-owned subsidiary, XM Satellite Radio Inc. (“XM Inc.”), have determined that they are unable to file their combined Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) by the prescribed due date. On February 17, 2009, Sirius XM Radio Inc. (“Sirius XM”) and certain of its subsidiaries, including XM Holdings and XM Inc., entered into agreements pursuant to which Liberty Media Corporation and its affiliate, Liberty Radio, LLC, will invest an aggregate of $530 million in the form of loans and will receive a significant equity interest in Sirius XM (the “Investment Agreements”). The Investment Agreements include certain conditions precedent and are described in Sirius XM’s Current Report on Form 8-K dated February 17, 2009, which is incorporated by reference herein. Additionally, on February 13, 2009, Sirius XM and its wholly-owned subsidiaries, XM Holdings, XM 1500 Eckington LLC and XM Investment LLC, entered into a Note Purchase Agreement with the purchasers named therein (collectively, the “Purchasers”), whereby the Purchasers exchanged $172,485,000 aggregate principal amount of outstanding 10% Convertible Senior Notes of XM Holdings for a like principal amount of XM Holdings’ Senior PIK Secured Notes due 2011 (such transactions, the “10% Convertible Senior Notes Refinancing”). The 10% Convertible Senior Notes Refinancing is described in Sirius XM’s Current Report on Form 8-K dated February 17, 2009, which is incorporated by reference herein.

Since January 2009, XM Holdings and XM Inc.’s staff and resources have been substantially committed to the negotiation and implementation of the 10% Convertible Senior Notes Refinancing, the Investment Agreements and other refinancing and negotiation efforts, which have had a direct impact on XM Holdings and XM Inc.’s ability to timely file the Form 10-K.

XM Holdings and XM Inc. intend to file the Form 10-K with the Securities and Exchange Commission as promptly as practicable and neither company is presently aware of any circumstances that would prevent them from filing the Form 10-K on or before the fifteenth calendar day following the prescribed due date in compliance with Rule 12b-25.

Management has not yet completed its evaluation as to whether substantial doubt exists relative to XM Holdings’ and XM Inc.’s ability to continue as a going concern for a reasonable period of time. A significant element of that evaluation relates to uncertainties associated with funding of amounts stipulated in the aforementioned Investment Agreements. These uncertainties may not be resolved by the time XM Holdings and XM Inc. file their Form 10-K with the Securities and Exchange Commission. In the event such uncertainties remain unresolved, XM Holdings’ and XM Inc.’s management anticipates that KPMG LLP’s auditors’ report relative to XM Holdings’ and XM Inc.’s 2008 consolidated financial statements will contain an explanatory paragraph indicating substantial doubt about XM Holdings’ and XM Inc.’s ability to continue as a going concern.

In addition to resulting in termination of further funding pursuant to the Investment Agreements, the inclusion of such a paragraph by KPMG LLP would result in a default under certain indebtedness of Sirius XM, XM Holdings and XM Inc. which defaults, if not cured or waived prior to the expiration of the applicable grace period, would result in an event of default under other indebtedness of Sirius XM, XM Holdings and XM Inc. Such events of default, if they occur, provide the lenders the right to demand all amounts due under the respective agreements immediately due and payable.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Form 10-K. Risks, uncertainties and assumptions that could affect the forward-looking statements include, among other things, the time needed for XM Holdings and XM Inc. to finalize and file their Form 10-K. Unless required by law, each of XM Holdings and XM Inc. expressly disclaims any obligation to update publicly any forwar any forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Patrick L. Donnelly	(212)	584-5100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

See Attachment 1.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

XM Satellite Radio Holdings Inc.
XM Satellite Radio Inc.

Attachment 1 to Form 12b-25

On July 28, 2008, Vernon Merger Corporation, a wholly-owned subsidiary of Sirius Satellite Radio Inc., merged with and into XM Satellite Radio Holdings Inc. (“XM Holdings”), whereupon XM Holdings became a wholly-owned subsidiary of Sirius Satellite Radio Inc., which changed its name to Sirius XM Radio Inc. (“Sirius XM”). The results of XM Holdings’ operations will be included in Sirius XM’s consolidated financial statements as part of Sirius XM’s Annual Report on Form 10-K for the year ended December 31, 2008. Accordingly, Sirius XM expects, primarily as a result of the merger, to have a significant change in its results of operations from the year ended December 31, 2007. Sirius XM’s subscriber revenue is expected to approximately double for the period from the date of the merger to year-end compared to the comparable period in 2007. This increase was primarily attributable to the merger and, to a lesser extent, to the growth of subscribers. The results of XM Holdings and its wholly-owned subsidiary, XM Satellite Radio Inc., were principally impacted by required purchase accounting adjustments and an impairment charge to goodwill. In addition, the current global economic and financial crisis has had an adverse impact on XM Holdings’ results of operations for 2008 compared to 2007. For example, the sale and lease of vehicles with satellite radios and sales of satellite radios in the retail market are important sources of subscribers for XM Holdings. Current economic conditions, particularly the dramatic and recent slowdown in auto sales, have negatively impacted subscriber growth for 2008.

XM Satellite Radio Holdings Inc., XM Satellite Radio Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2009	By	/s/ Patrick L. Donnelly

Name: Patrick L. Donnelly
Title: Executive Vice President, General Counsel and Secretary